SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 19, 2008

Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll
Name: Pedro Toll Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Full Year 2007 Net Income of $72.2 million, up 25% from 2006 and
Fourth Quarter Net Income of $15.5 million, up 5% from prior quarter;
Asset quality remains strong; liquidity strengthens.
Financial Highlights

Full Year 2007 vs. Full Year 2006:

•	Net income amounted to $72.2 million, an increase of 25%.

•	Operating income(1) amounted to $71.2 million, an increase of 81%.

•	The Commercial Division’s operating income increased 25%, to $42.3 million, driven by increased net interest income.

•	The Treasury Division’s operating income increased 84%, driven by higher net gains on the sale of securities available for sale.

•	Bladex Asset Management’s (“BAM”) operating income increased $18.6 million, driven by trading gains.

•	The Bank’s efficiency ratio improved from 42% to 34%.

Fourth Quarter 2007 vs. Third Quarter 2007:

•	Net income stood at $15.5 million, increasing 5%. Operating income amounted to $15.8 million, increasing 4%, driven by 9% in higher net interest income.

•	The average commercial portfolio rose 6% to $4.2 billion.

•	The Bank’s liquidity ratio (liquid assets / total assets) strengthened from 7.3% to 8.4%; deposits rose 1% to $1.5 billion.

•	As of December 31, 2007, the Bank had zero credits in non-accruing or past due status.

Fourth Quarter 2007 vs. Fourth Quarter 2006:

•	Operating income increased 12%, driven primarily by increased net interest income and non-interest operating income, which offset higher operating expenses.

•	Net income declined 26%, because of the impact of a one-time $5.6 million recovery on impaired assets that took place in the fourth quarter 2006.

•	The loan portfolio grew 25% to $ 3.7 billion.

(1) Operating income refers to net income, excluding reversals (provisions) for credit losses, and recoveries (impairment), on assets.

Panama City, Republic of Panama, February 19, 2008 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):
Key Financial Figures

(US$ million, except percentages and per share amounts)	2006	2007	4Q06	3Q07	4Q07
Net interest income	$58.8	$70.6	$16.7	$17.6	$19.1
Operating income by business segment:
Commercial Division	$33.7	$42.3	$8.6	$10.8	$11.4
Treasury Division	$5.6	$10.3	$0.6	$0.8	$2.8
Bladex Asset Management	$0.0	$18.6	$4.9	$3.7	$1.5
Operating income	$39.3	$71.2	$14.1	$15.2	$15.8
Net income	$57.9	$72.2	$21.1	$14.8	$15.5

EPS (1)	$1.56	$1.99	$0.58	$0.41	$0.43
Book value per common share	$16.07	$16.83	$16.07	$16.89	$16.83
Return on average equity (“ROE”) p.a.	10.0%	11.9%	14.5%	9.6%	9.9%
Tier 1 capital ratio	24.4%	20.9%	24.4%	21.6%	20.9%
Net interest margin	1.76%	1.71%	1.76%	1.65%	1.69%

Liquid Assets (2) / Total Assets	10.0%	8.4%	10.0%	7.3%	8.4%
Liquid Assets (2) / Total Deposits	37.7%	27.4%	37.7%	22.3%	27.4%

Total assets	$3,978	$4,791	$3,978	$4,454	$4,791
Total stockholders’ equity	$584	$612	$584	$614	$612

(1)	Earnings per share calculations are based on the average number of shares outstanding during each period.

(2)	Excludes cash balances in the proprietary asset management portfolio.

The following graphs illustrate Operating Income and the Return on Average Stockholders’ Equity trends from 2005 through 2007:

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarterly and year end results:

“The Bank’s performance during the fourth quarter, and during 2007 as a whole, was a proxy for the steady, quality growth pattern established by Bladex during the last four years.

During 2007, we achieved steady growth and solid returns across all of our business lines. The operating contribution of the Commercial Division increased 25%, the second consecutive year of double digit growth rates. The Commercial Division remains at the heart of the Bank’s business, responsible for 59% of the year’s operating results.

Our Treasury Division had a successful year as well, contributing 15% of operating income. In addition, we were able to strengthen liquidity and improve the diversification and relative cost of our funding.

Bladex’s proprietary asset management operations had what, in our opinion, can be objectively described as a banner year, with returns over NAV amounting to 23.34%.

These results prove that our business model combines the strength and stability of our credit risk-driven core business with higher-return, market-risk oriented activities.

After a four year period of ample liquidity and lax credit standards in the markets (to which Bladex never subscribed, as evidenced by our pristine portfolio), we are experiencing a steady improvement in our intermediation margins. In addition, current circumstances in the markets, while increasing the levels of volatility, provide Bladex with attractive opportunities.

Events in the financial markets during the last few months compel me to state unequivocally that Bladex is not afflicted with any of the types problems impacting some segments of the international financial industry. The Bank’s accounting records and information are simple, clear, transparent, and reflective of the entirety of our business.

Regarding our plans moving forward, further, steady improvement in ROE, while continuing to strengthen the Bank’s growing core business, will remain the driving force behind the management of the company. We will continue optimizing our business, convinced that our valuation will reflect the unique value of our franchise,“ Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS

Net Income

Yearly Variation

For 2007, net income amounted to $72.2 million, up $14.3 million, or 25% from the $57.9 million reported in 2006. This result reflects a $31.9 million, or 81%, increase in operating income, which was mainly driven by the combination of a $11.7 million, or 20%, increase in net interest income (mostly from the Commercial Division), $23.0 million in higher gains at Bladex Asset Management (“BAM”), and $6.6 million on gains on sales in the available for sale investment portfolio.

The following graphs illustrate the percentage distribution of the Bank’s net income:

Net Income Distribution

The following graphs illustrate the percentage distribution of the Bank’s operating revenues:

Operating Revenues (1) Distribution

(1)	Operating revenues refers to net income excluding operating expenses, reversals (provisions) for credit losses, and recoveries (impairment), on assets.

Quarterly Variation

Net income for the fourth quarter 2007 amounted to $15.5 million, an increase of $0.7 million, or 5%, from the third quarter 2007, and 26% below the level of the fourth quarter 2006. The increased net income figure in the fourth quarter with respect to the third quarter was mostly attributed to an increase in the Commercial Division’s net interest income, in addition to the Treasury Division’s higher net gains on the sale of securities available for sale. These results were partially offset by an increase in operating expenses, and smaller trading gains in Bladex Asset Management (“BAM”) operations.

The 26% decrease in net income in the fourth quarter 2007 compared to the fourth quarter 2006 mostly reflects a one-time recovery on impaired assets that took place in 2006, as well as higher generic provisions for credit losses, both of which offset the 12% increase in operating income.

The following graphs illustrate the percentage distribution of the Bank’s net income:

Net Income Distribution

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income and net interest margin for the periods indicated:

(In US$ million, except percentages)
	2006	2007	4Q06	3Q07	4Q07
Net Interest Income
Commercial Division
Accruing portfolio	$49.0	$64.1	$14.3	$16.2	$17.7
Non-accruing portfolio	2.0	0.0	0.0	0.0	0.0
Commercial Division	$50.9	$64.1	$14.3	$16.2	$17.7
Treasury Division	6.9	6.2	1.6	1.7	2.1
Bladex Asset Management	1.0	0.2	0.8	(0.3)	(0.7)
Consolidated	$58.8	$70.6	$16.7	$17.6	$19.1

Net Interest Margin (1)	1.76%	1.71%	1.76%	1.65%	1.69%

(1) Net interest income divided by average balance of interest-earning assets.

2007 vs. 2006

Net interest income for 2007 totaled $70.6 million, up $11.7 million, or 20%, from 2006. The increase in net interest income was the result of higher average balances in the loan portfolio (24%), and increased weighted average lending spreads over Libor.

4Q07 vs. 3Q07

Net interest income for the fourth quarter 2007 reached $19.1 million, an increase of 9%, driven by higher average balances in the loan portfolio, and by increased weighted average lending spreads over Libor, which led to an increase in the net interest margin (“NIM”).

FEES AND COMMISSIONS

The following table provides a breakdown of fees and commissions for the periods indicated:

 (In US$ thousands)
	2006	2007	4Q06	3Q07	4Q07
Letters of credit	$4,121	$2,842	$1,208	$625	$895
Guarantees	1,419	1,088	245	268	322
Loans	556	836	167	187	194
Other (1)	297	789	101	93	171
Fees and commissions, net	$6,393	$5,555	$1,722	$1,173	$1,582

 (1) Net of commission expenses.

For 2007, fees and commissions decreased 13%, or $838 thousand, mostly due to lower letter of credit and guarantees activity during the first part of the year.

Fees and commissions for the fourth quarter 2007 increased 35%, or $409 thousand, compared to the third quarter 2007, mostly due to the increased commission income from increased letter of credit and guarantees activity during the latter part of the year.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

As of December 31, 2007, the Bank had zero credits in non-accruing or past-due status. The Bank has no exposure to the sub-prime or mortgage segments in any market, nor does it carry any mono-line insurance risk. In addition, contingent liabilities consist mainly of letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s traditional intermediation activities.

As of December 31, 2007, the allowance for credit losses amounted $83.4 million, an increase of $0.3 million from September 30, 2007, reflecting a $3.0 million decrease in the generic allowance for loan losses, and a $3.2 million increase in the generic reserve for off-balance sheet credits.

The $3.0 million decrease in the allowance for loan losses was the result of both changes in the trade mix of the loan portfolio and in the overall country risk profile. The $3.2 million increase in the reserve for losses on off-balance credits mostly reflects increased letter of credit exposure in higher risk markets.

As of December 31, 2007, the ratio of the allowance for credit losses to the commercial portfolio was 1.9%, compared to 2.1% from September 30, 2007, and 2.2% as of December 31, 2006.

The following table depicts information regarding the allowance for credit losses, for the dates indicated:

(In US$ million)
	31DEC06	31MAR07	30JUN07	30SEP07	31DEC07
Allowance for loan losses:
At beginning of period	$49.8	$51.3	$56.6	$69.0	$72.6
Provisions	1.5	5.4	6.2	3.4	(3.0)
Recoveries	0.0	0.0	6.2	0.3	0.0
End of period balance	$51.3	$56.6	$69.0	$72.6	$69.6

Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the period	$30.1	$27.2	$21.0	$13.5	10.5
Provisions (reversals)	(2.9)	(6.2)	(7.6)	(3.0)	3.2
End of period balance	$27.2	$21.0	$13.5	$10.5	$13.7

Total allowance for credit losses	$78.5	$77.6	$82.4	$83.1	$83.4

OPERATING EXPENSES AND EFFICIENCY LEVEL

The following table shows a breakdown of the operating expenses’ components for the periods indicated:

(In US$ thousands)
	2006	2007	4Q06	3Q07	4Q07
Salaries and other employee expenses	$16,826	$22,049	$5,806	$4,865	$6,687
Depreciation and amortization	1,406	2,556	547	621	668
Professional services	2,671	3,562	699	593	1,006
Maintenance and repairs	1,000	1,188	175	249	370
Other operating expenses	7,026	7,673	2,034	2,326	1,796
Total Operating Expenses	$28,929	$37,027	$9,261	$8,652	$10,527

2007 vs. 2006

Operating expenses increased by $8.1 million, or 28%, principally due to:

1.	$5.2 million increase in salaries and other employee expenses driven mostly by:

a.	$3.0 million increase in performance-based variable compensation for the Bank's proprietary asset management team;

b.	$0.7 million related to senior management’s stock compensation plan;

c.	$0.6 million associated with a one-time accrual of employee vacation provision; and a

d.	$0.9 million increase in performance-based variable compensation provision for business lines other than proprietary asset management.

2.	$1.3 million increase in maintenance and depreciation expenses related to the new technology platform;

3.	$0.9 million increase in professional services, mostly due to legal expenses and the renewal of the Bank’s EMTN Program; and a

4.	$0.6 million increase in expenses related to marketing and business travel.

Year-over-year, efficiency levels improved once again as revenue growth exceeded expense growth:

4Q07 vs. 3Q07

The $1.9 million increase in operating expenses was mostly driven by higher stock option compensation for the Bank’s senior management, a one-time accrual employee vacation provision and higher legal expenses. These were partially offset by a one-time decrease in ‘other’ operating expenses.

PERFORMANCE AND CAPITAL RATIOS

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages)
	31DEC06	30SEP07	31DEC07
Tier 1 Capital	$584	$614	$612
Total Capital	$614	$650	$649
Risk-weighted assets	$2,388	$2,850	$2,927
Tier 1 Capital Ratio (*)	24.4%	21.6%	20.9%
Total Capital Ratio (*)	25.7%	22.8%	22.2%
Leverage ratio (capital / total assets)	14.7%	13.8%	12.8%

(*) Ratios are calculated based on U.S. Federal Reserve Board and Basel I capital adequacy guidelines.

The following table sets forth the annualized return on average assets, operating return on average stockholders’ equity, and return on average stockholders’ equity for the periods indicated:

	2006	2007	4Q06	3Q07	4Q07
ROA (return on average assets)	1.7%	1.7%	2.2%	1.4%	1.3%
Operating ROE (operating return on average stockholders’ equity)	6.8%	11.7%	9.7%	9.9%	10.1%
ROE (return on average stockholders’ equity)	10.0%	11.9%	14.5%	9.6%	9.9%

BUSINESS SEGMENT ANALYSIS

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Operating income from the Commercial Division includes net interest income from loans, fee income, net of allocated operating expenses.

The following table shows the Operating income components of the Commercial Division for the periods indicated:

(US$ million)	2006	2007	4Q06	3Q07	4Q07
Commercial Division:
Net interest income	$50.9	$64.1	$14.3	$16.2	$17.7
Non-interest operating income	6.4	5.3	1.7	1.1	1.5
Operating revenues	$57.4	$69.5	$16.0	$17.4	$19.2
Operating expenses	(23.7)	(27.2)	(7.4)	(6.6)	(7.7)
Operating income	$33.7	$42.3	$8.6	$10.8	$11.4

Yearly Variation

For 2007, the Commercial Division’s operating income amounted to $42.3 million, an increase of 25% compared to 2006, reflecting a 26% increase in net interest income, the result of a 24% increase in the average loan portfolio and higher weighted average lending spreads over Libor. Excluding the impact of 2006 net revenues from the impaired portfolio, operating income increased 35%. The Bank no longer carries any impaired credits on its books, and thus, did not recognized revenues from such assets in 2007.

Quarterly Variation

Operating income from the Commercial Division for the fourth quarter 2007 reached $11.4 million, a 6% increase compared to the third quarter 2007. This increase was primarily attributed to a 9% increase in net interest income, driven by a 6% increase in the average loan portfolio and by higher weighted average lending spreads over Libor. Compared to the fourth quarter 2006, operating income from the Commercial Division increased 33%, primarily due to a 24% increase in net interest income, driven by higher average loan balances and lending spreads.

As of December 31, 2007, the Bank’s commercial portfolio totaled $4.3 billion, up 6% from September 30, 2007, and up 18% from December 31, 2006.

The Bank’s average commercial portfolio for the fourth quarter 2007 was $4.2 billion, 6% higher than the prior quarter. The following graph shows the average commercial portfolio for the periods indicated:

See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

During the fourth quarter 2007, the Bank disbursed $1.9 billion. Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.

As of December 31, 2007, the corporate market segment represented 49% of the Bank’s total commercial portfolio, compared to 50% as of September 30, 2007, and 45% a year ago. On December 31, 2007, 68% of the corporate portfolio represented trade financing.

The commercial portfolio as a whole continues to be short-term and trade-related in nature, with 69% maturing within one year, and 63% representing trade financing operations.

Treasury Division

The Treasury Division incorporates the Bank’s investment securities activity. Operating income from the Treasury Division is presented net of allocated operating expenses, and includes net interest income on investment securities, gains and losses on derivatives and hedging activities, as well as the sale of securities and foreign currency exchange transactions.

The following table shows the Operating income components of the Treasury Division for the periods indicated:

(US$ million)	2006	2007	4Q06	3Q07	4Q07
Treasury Division:
Net interest income	$6.9	$6.2	$1.6	$1.7	$2.1
Non-interest operating income	2.1	8.5	0.0	0.0	2.2
Operating revenues	$9.0	$14.7	$1.7	$1.7	$4.3
Operating expenses	(3.4)	(4.3)	(1.1)	(0.9)	(1.5)
Operating income	$5.6	$10.3	$0.6	$0.8	$2.8

Yearly Variation

For 2007, the Treasury Division’s operating income amounted to $10.3 million, compared to $5.6 million in 2006, driven by higher gains in the available for sale portfolio.

Quarterly Variation

During the fourth quarter 2007, operating income from the Treasury Division amounted to $2.8 million, compared to $0.8 million in the third quarter 2007. The $2.1 million quarterly increase was mostly due to higher gains on the sale of securities available for sale.

Compared to the fourth quarter 2006, operating income from the Treasury Division increased by $2.3 million, mostly due to increased net interest income and higher gains on the sale of securities available for sale.

Bladex Asset Management

Bladex Asset Management (“BAM”) incorporates the Bank’s proprietary asset management activities. Operating income from BAM is presented net of allocated operating expenses, and includes net interest income on trading securities, as well as trading gains and losses.

(US$ million)	2006	2007	4Q06	3Q07	4Q07
Bladex Asset Management:
Net interest income	1.0	0.2	0.8	(0.3)	(0.7)
Non-interest operating income	0.9	23.9	4.8	5.1	3.5
Operating revenues	$1.9	$24.1	$5.7	$4.8	$2.8
Operating expenses	(1.9)	(5.5)	(0.8)	(1.1)	(1.3)
Operating income	$0.0	$18.6	$4.9	$3.7	$1.5

Yearly Variation

For 2007, BAM’s operating income amounted to $18.6 million, reflecting higher gains from asset management activities.

Quarterly Variation

During the fourth quarter 2007, operating income from BAM amounted to $1.5 million, compared to $3.7 million in the third quarter 2007. The $2.2 million quarterly decrease in operating income was mostly due to lower trading gains on the Bank’s proprietary asset management activity.

Compared to the fourth quarter 2006, operating income from BAM decreased $3.4 million (69%), mostly due to decreased net interest income, lower trading gains, and increased operating expenses mostly related to performance based variable compensation for the asset management team.

Securities Portfolio, Deposits and Liquidity

The securities portfolio (including investment securities available for sale, securities held to maturity and trading securities) totaled $521 million, a 2% increase from September 30, 2007. As of December 31, 2007, the securities portfolio represented 11% of the Bank’s total credit portfolio, and consisted of Latin American securities (please refer to Exhibit XI for a per country distribution of the investment securities in the available for sale portfolio).

The available for sale portfolio includes all interest rate swaps converting the underlying instruments to floating rate in order to avoid interest rate risk. Furthermore, the available for sale portfolio is mark-to-market and the impact is reflected on the capital through the other comprehensive income account.

As of December 31, 2007, deposit balances were $1.5 billion, a $14 million (1%) increase over the previous quarter, and $406 million (38%) higher than on December 31, 2006.

In response to market conditions, the Bank strengthened its liquidity during the quarter, as reflected in the liquidity ratio (liquid assets / total assets), which increased from 7.3% to 8.4% (the Bank excludes cash balances at its proprietary asset management activity from its liquidity management and ratios).

OTHER EVENTS

•
Fourth Quarter - Common Dividend Payment: On January 17, 2008, the Bank paid a regular quarterly dividend of US$0.22 per share pertaining to the fourth quarter to stockholders of record as of January 7, 2008.

•
Bladex’s ratings upgraded to “Baa2” by Moody’s: On December 21, 2007, Moody’s Investor Services upgraded the Company’s long term foreign currency deposit, debt and issuer ratings to Baa2 from Baa3 and raised the Bank’s financial strength ratings to C- from D+.

•
New Chief Financial Officer Appointment: Effective February 22, 2008, the Bank appointed Mr. Jaime Celorio as its Chief Financial Officer, replacing Mr. Carlos Yap, who is retiring from the company after 27 years of distinguished service. Mr. Celorio will be responsible for the Bank’s financial management, as well as for the interaction with rating agencies, the sell-side community, and investors. Mr. Celorio was previously Chief Financial Officer and Chief Administrative Officer for Merrill Lynch Mexico S.A. de C.V.

Contact Information:

Mr. Jaime Celorio
Chief Financial Officer
Tel: (507) 210-8630
Fax: (507) 269-6333
e-mail address: jcelorio@bladex.com

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2007, Bladex had disbursed accumulated credits of over $152 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, February 20, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 33441861, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through February 27, 2008. Please dial (800) 642-1687 or (706) 645-9291, and follow the instructions. The Conference ID# for the replayed call is 33441861.

For more information, please access www.bladex.com or contact:

Mr. Carlos Yap
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Dec 31, 2006	Sep 30, 2007	Dec 31, 2007	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS
Cash and due from banks	$332	$441	$478	$37	8%	$145	44%
Trading assets	130	50	53	3	5	(77)	(60)
Securities available for sale	346	469	468	(0)	(0)	122	35
Securities held to maturity	125	0	0	0	0	(125)	(100)
Loans	2,981	3,495	3,732	237	7	751	25
Less:
Allowance for loan losses	(51)	(73)	(70)	3	(4)	(18)	36
Unearned income and deferred loan fees	(4)	(6)	(6)	(0)	7	(2)	35
Loans, net	2,925	3,416	3,656	240	7	731	25

Customers' liabilities under acceptances	46	4	9	5	136	(37)	(80)
Premises and equipment, net	11	10	10	0	3	(1)	(9)
Accrued interest receivable	55	53	63	10	19	8	14
Other assets	7	11	54	42	380	46	636

TOTAL ASSETS	$3,978	$4,454	$4,791	$337	8%	$812	20%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand	$132	$93	$111	$18	20%	($21)	(16)
Time	924	1,355	1,351	(4)	(0)	427	46
Total Deposits	1,056	1,448	1,462	14	1	406	38

Trading liabilities	55	11	91	80	747	36	66
Securities sold under repurchase agreements	438	364	283	(81)	(22)	(155)	(35)
Short-term borrowings	1,157	966	1,221	255	26	64	6
Long-term debt and borrowings	559	937	1,010	74	8	451	81
Acceptances outstanding	46	4	9	5	136	(37)	(80)
Accrued interest payable	28	38	39	1	3	11	38
Reserve for losses on off-balance sheet credit risk	27	10	14	3	31	(13)	(50)
Other liabilities	27	61	48	(13)	(21)	21	76
TOTAL LIABILITIES	$3,394	$3,839	$4,178	$339	9%	$784	23%

STOCKHOLDERS' EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	135	135	135
Capital reserves	95	95	95
Retained earnings	205	238	245
Accumulated other comprehensive income (loss)	3	(0)	(10)
Treasury stock	(135)	(134)	(134)

TOTAL STOCKHOLDERS' EQUITY	$584	$614	$612	($2)	(0)%	$28	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,978	$4,454	$4,791	$337	8%	$812	20%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Dec 31, 2006	Sep 30, 2007	Dec 31, 2007	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$63,016	$68,641	$71,992	$3,350	5%	$8,976	14%
Interest expense	(46,278)	(51,020)	(52,864)	(1,845)	4	(6,586)	14
NET INTEREST INCOME	16,738	17,622	19,127	1,506	9	2,390	14
Reversal (provision) for loan losses	(1,526)	(3,384)	2,980	6,364	(188)	4,506	(295)
NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	15,212	14,237	22,107	7,870	55	6,895	45

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	2,949	2,964	(3,235)	(6,198)	(209)	(6,183)	(210)
Fees and commissions, net	1,722	1,173	1,582	409	35	(140)	(8)
Derivatives and hedging activities	115	(294)	(212)	82	(28)	(327)	(284)
Recoveries on assets	5,551	0	0	0	nm (*)	(5,551)	(100)
Trading gains	4,849	5,104	3,475	(1,628)	(32)	(1,373)	28
Net gains on sale of securities available for sale	0	288	2,226	1,937	672	2,226	nm (*)
Gain (loss) on foreign currency exchange	(67)	(9)	181	190	(2,006)	248	369
Other income (expense), net	0	17	(64)	(81)	(481)	(64)	nm (*)
NET OTHER INCOME (EXPENSE)	15,118	9,242	3,954	(5,289)	(57)	(11,165)	(74)

OPERATING EXPENSES:
Salaries and other employee expenses	(5,806)	(4,865)	(6,687)	(1,822)	37	(881)	15
Depreciation and amortization of premises and equipment	(547)	(621)	(668)	(48)	8	(122)	22
Professional services	(699)	(593)	(1,006)	(413)	70	(307)	44
Maintenance and repairs	(175)	(249)	(370)	(121)	49	(195)	111
Other operating expenses	(2,034)	(2,326)	(1,796)	530	(23)	238	(12)
TOTAL OPERATING EXPENSES	(9,261)	(8,652)	(10,527)	(1,875)	22	(1,266)	14

NET INCOME	$21,070	$14,827	$15,534	$707	5%	($5,536)	(26)%

PER COMMON SHARE DATA:
Net income per share	0.58	0.41	0.43
Diluted earnings per share	0.57	0.41	0.43

Average basic shares	36,329	36,363	36,370
Average diluted shares	36,853	36,411	36,367

PERFORMANCE RATIOS:
Return on average assets	2.2%	1.4%	1.3%
Return on average stockholders' equity	14.5%	9.6%	9.9%
Net interest margin	1.76%	1.65%	1.69%
Net interest spread	0.76%	0.73%	0.84%
Operating expenses to total average assets	0.96%	0.80%	0.91%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2006	2007
(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$58,837	$70,571
Fees and commissions, net	6,393	5,555
Reversal of provision for loan and off-balance sheet credit losses, net	13,045	1,475
Derivatives and hedging activities	(225)	(989)
Recoveries (impairment), on assets	5,551	(500)
Trading gains	879	23,865
Net gains on sale of securities available for sale	2,568	9,119
Gain (loss) on foreign currency exchange	(253)	115
Other income (expense), net	36	(7)
Operating expenses	(28,929)	(37,027)
NET INCOME	$57,902	$72,177
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	601	521
Loans, net	2,925	3,656
Total assets	3,978	4,791
Deposits	1,056	1,462
Trading liabilities	55	91
Securities sold under repurchase agreements	438	283
Short-term borrowings	1,157	1,221
Long-term debt and borrowings	559	1,010
Total liabilities	3,394	4,178
Stockholders' equity	584	612
PER COMMON SHARE DATA:
Net income per share	1.56	1.99
Diluted earnings per share	1.54	1.98
Book value (period average)	15.68	16.67
Book value (period end)	16.07	16.83
(In US$ thousand):
Average basic shares	37,065	36,349
Average diluted shares	37,572	36,414
Basic shares period end	36,329	36,370
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.7%	1.7%
Return on average stockholders' equity	10.0%	11.9%
Net interest margin	1.76%	1.71%
Net interest spread	0.70%	0.80%
Operating expenses to total average assets	0.85%	0.88%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	-0.2%
Allowance for loan losses to total loan portfolio (1)	1.72%	1.87%
Allowance for losses on off-balance sheet credit risk to total contingencies	4.18%	2.48%

CAPITAL RATIOS:
Stockholders' equity to total assets	14.7%	12.8%
Tier 1 capital to risk-weighted assets	24.4%	20.9%
Total capital to risk-weighted assets	25.7%	22.2%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR
	ENDED DECEMBER 31,
	2006	2007	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$203,350	$264,869	$61,519	30%
Interest expense	(144,513)	(194,299)	(49,786)	34
NET INTEREST INCOME	58,837	70,571	11,734	20
Provision for loan losses	(11,846)	(11,994)	(148)	1

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	46,991	58,577	11,586	25

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	24,891	13,468	(11,423)	(46)
Fees and commissions, net	6,393	5,555	(838)	(13)
Derivatives and hedging activities	(225)	(989)	(764)	340
Recoveries (impairment), on assets	5,551	(500)	(6,051)	(109)
Trading gains	879	23,865	22,986	2,615
Net gains on sale of securities available for sale	2,568	9,119	6,551	255
Gain (loss) on foreign currency exchange	(253)	115	369	(146)
Other income (expense), net	36	(7)	(42)	(118)
NET OTHER INCOME (EXPENSE)	39,840	50,628	10,788	27

OPERATING EXPENSES:
Salaries and other employee expenses	(16,826)	(22,049)	(5,223)	31
Depreciation and amortization of premises and equipment	(1,406)	(2,556)	(1,149)	82
Professional services	(2,671)	(3,562)	(891)	33
Maintenance and repairs	(1,000)	(1,188)	(189)	19
Other operating expenses	(7,026)	(7,673)	(646)	9
TOTAL OPERATING EXPENSES	(28,929)	(37,027)	(8,098)	28

NET INCOME	$57,902	$72,177	$14,276	25%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	December 31, 2006			September 30, 2007			December 31, 2007
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$151	$1.9	5.01%	$372	$5.0	5.24%	$416	$5.0	4.67%
Loans, net of unearned income & deferred loan fees	3,026	49.2	6.37	3,433	57.4	6.54	3,638	60.2	6.47
Impaired loans	1	0.0	8.05	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Trading assets	128	4.9	15.10	68	0.7	4.15	35	0.5	5.24
Investment securities	463	6.9	5.84	353	5.6	6.18	406	6.4	6.17

TOTAL INTEREST EARNING ASSETS	$3,768	$63.0	6.54%	$4,226	$68.6	6.36%	$4,494	$72.0	6.27%

Non interest earning assets	93			83			103
Allowance for loan losses	(50)			(69)			(73)
Other assets	27			64			54

TOTAL ASSETS	$3,839			$4,304			$4,578

INTEREST BEARING LIABILITITES

Deposits	$1,092	$14.9	5.33%	$1,416	$19.4	5.36%	$1,368	$17.6	5.05%
Trading liabilities	72	3.6	19.35	44	0.9	7.99	47	1.0	7.86
Securities sold under repurchase agreement and short-term borrowings	1,465	20.4	5.44	1,211	17.0	5.50	1,391	19.0	5.34
Long-term debt and borrowings	503	7.5	5.82	879	13.7	6.10	1,002	15.3	5.97

TOTAL INTEREST BEARING LIABILITIES	$3,132	$46.3	5.78%	$3,550	$51.0	5.62%	$3,808	$52.9	5.43%

Non interest bearing liabilities and other liabilities	$132			$142			$150

TOTAL LIABILITIES	3,264			3,692			3,958

STOCKHOLDERS' EQUITY	575			612			620

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,839			$4,304			$4,578

NET INTEREST SPREAD			0.76%			0.73%			0.84%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$16.7	1.76%		$17.6	1.65%		$19.1	1.69%

(*)	"n.m." means not meaningful

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED,
	December 31, 2006			December 31, 2007
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$180	$9.0	4.90%	$327	$17.0	5.12%
Loans, net of unearned income & deferred loan fees	2,697	163.1	5.96	3,366	221.6	6.49
Impaired loans	18	2.7	14.77	0	0.0	n.m. (*)
Trading assets	50	5.8	11.46	84	5.3	6.27
Investment securities	390	22.8	5.76	345	20.9	5.99

TOTAL INTEREST EARNING ASSETS	$3,336	$203.3	6.01%	$4,122	$264.9	6.34%

Non interest earning assets	90			90
Allowance for loan losses	(44)			(62)
Other assets	21			59
TOTAL ASSETS	$3,403			$4,209

INTEREST BEARING LIABILITITES

Deposits	$1,106	$56.6	5.05%	$1,321	$70.4	5.26%
Trading liabilities	35	4.6	13.17	59	4.2	6.98
Securities sold under repurchase agreement and
short-term borrowings	1,044	55.0	5.20	1,272	70.3	5.45
Long-term debt and borrowings	500	28.3	5.57	809	49.4	6.02
TOTAL INTEREST BEARING LIABILITIES	$2,684	$144.5	5.31%	$3,462	$194.3	5.54%

Non interest bearing liabilities and other liabilities	$137			$141

TOTAL LIABILITIES	2,821			3,603

STOCKHOLDERS' EQUITY	581			606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,403			$4,209

NET INTEREST SPREAD			0.70%			0.80%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$58.8	1.76%		$70.6	1.71%

(*)	"n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	YEAR	FOR THE THREE MONTHS ENDED					YEAR
	ENDED						ENDED
	DEC 31/06	DEC 31/06	MAR 31/07	JUN 30/07	SEP 30/07	DEC 31/07	DEC 31/07

INCOME STATEMENT DATA:
Interest income	$203,350	$63,016	$60,993	$63,243	$68,641	$71,992	$264,869
Interest expense	(144,513)	(46,278)	(43,917)	(46,497)	(51,020)	(52,864)	(194,299)

NET INTEREST INCOME	58,837	16,738	17,076	16,745	17,622	19,127	70,571

Reversal (provision) for loan losses	(11,846)	(1,526)	(5,354)	(6,235)	(3,384)	2,980	(11,994)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	46,991	15,212	11,722	10,510	14,237	22,107	58,577

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	24,891	2,949	6,158	7,581	2,964	(3,235)	13,468
Fees and commissions, net	6,393	1,722	1,275	1,525	1,173	1,582	5,555
Derivatives and hedging activities	(225)	115	(485)	1	(294)	(212)	(989)
Recoveries (impairment) on assets	5,551	5,551	0	(500)	0	0	(500)
Trading gains	879	4,849	1,008	14,278	5,104	3,475	23,865
Net gains on sale of securities available for sale	2,568	0	2,699	3,906	288	2,226	9,119
Gain (loss) on foreign currency exchange	(253)	(67)	1	(56)	(9)	181	115
Other income (expense), net	36	0	41	0	17	(64)	(7)

NET OTHER INCOME (EXPENSE)	39,840	15,118	10,697	26,734	9,242	3,954	50,628

TOTAL OPERATING EXPENSES	(28,929)	(9,261)	(7,586)	(10,262)	(8,652)	(10,527)	(37,027)

NET INCOME	$57,902	$21,070	$14,834	$26,983	$14,827	$15,534	$72,177
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share	$1.56	$0.58	$0.41	$0.74	$0.41	$0.43	$1.99

PERFORMANCE RATIOS
Return on average assets	1.7%	2.2%	1.5%	2.7%	1.4%	1.3%	1.7%
Return on average stockholders' equity	10.0%	14.5%	10.2%	18.0%	9.6%	9.9%	11.9%
Net interest margin	1.76%	1.76%	1.82%	1.70%	1.65%	1.69%	1.71%
Net interest spread	0.70%	0.76%	0.88%	0.76%	0.73%	0.84%	0.80%
Operating expenses to average assets	0.85%	0.96%	0.79%	1.01%	0.80%	0.91%	0.88%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/06	DEC 31/07	DEC 31/06	SEP 30/07	DEC 31/07

COMMERCIAL DIVISION:

Net interest income	$50.9	$64.1	$14.3	$16.2	$17.7
Non-interest operating income (1)	6.4	5.3	1.7	1.1	1.5
Operating expenses (2)	(23.7)	(27.2)	(7.4)	(6.6)	(7.7)
Operating income (3)	33.7	42.3	8.6	10.8	11.4
Reversal (provision) for loan and off-balance sheet credit losses, net	13.0	1.5	1.4	(0.4)	(0.3)
Impairment on assets	0.0	(0.5)	0.0	0.0	0.0
NET INCOME	$46.7	$43.2	$10.0	$10.3	$11.2

Commercial average interest-earning assets (4)	2,715	3,366	3,027	3,433	3,638

TREASURY DIVISION:

Net interest income	6.9	6.2	1.6	1.7	2.1
Non-interest operating income (1)	2.1	8.5	0.0	0.0	2.2
Operating expenses (2)	(3.4)	(4.3)	(1.1)	(0.9)	(1.5)
Operating income (3)	5.6	10.3	0.6	0.8	2.8
Recoveries on assets, net of impairments	5.6	0.0	5.6	0.0	0.0
NET INCOME	$11.2	$10.3	$6.1	$0.8	$2.8
Treasury average interest-earning assets (5)	516	586	566	623	686

BLADEX ASSET MANAGEMENT:

Net interest income	1.0	0.2	0.8	(0.3)	(0.7)
Non-interest operating income (1)	0.9	23.9	4.8	5.1	3.5
Operating expenses (2)	(1.9)	(5.5)	(0.8)	(1.1)	(1.3)
Operating income (3)	0.0	18.6	4.9	3.7	1.5
NET INCOME	$0.0	$18.6	$4.9	$3.7	$1.5
Bladex Asset Management average interest-earning assets (6)	105	170	175	170	170

CONSOLIDATED:

Net interest income	58.8	70.6	16.7	17.6	19.1
Non-interest operating income (1)	9.4	37.7	6.6	6.3	7.2
Operating expenses (2)	(28.9)	(37.0)	(9.3)	(8.7)	(10.5)
Operating income (3)	39.3	71.2	14.1	15.2	15.8
Reversal (provision) for loan and off-balance sheet credit losses, net	13.0	1.5	1.4	(0.4)	(0.3)
Recoveries (impairment), on assets	5.6	(0.5)	5.6	0.0	0.0
NET INCOME	$57.9	$72.2	$21.1	$14.8	$15.5

Consolidated average interest-earning assets	$3,336	$4,122	$3,768	$4,226	$4,494

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards. Interest expenses are allocated based on average credits.

(1) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.

(2) Operating expenses are calculated based on average credits.

(3) Operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.

(4) Includes loans, net of unearned income and deferred loan fees.

(5) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity.

(6) Includes cash and due from banks, interest-bearing deposits with banks, and trading securities of Bladex Asset Management.

EXHIBIT IX

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31 DEC 06		30 SEP 07		31 DEC 07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$216	5.4	$346	7.7	$287	6.0	($59)	$71
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,663	41.5	1,817	40.4	1,728	36.4	(89)	65
CHILE	207	5.2	113	2.5	53	1.1	(60)	(154)
COLOMBIA	329	8.2	457	10.1	530	11.2	74	201
COSTA RICA	97	2.4	91	2.0	148	3.1	58	52
DOMINICAN REPUBLIC	127	3.2	142	3.2	105	2.2	(37)	(22)
ECUADOR	160	4.0	78	1.7	142	3.0	64	(18)
EL SALVADOR	88	2.2	43	1.0	59	1.2	16	(29)
GUATEMALA	95	2.4	94	2.1	102	2.2	8	7
HONDURAS	37	0.9	46	1.0	49	1.0	3	13
JAMAICA	49	1.2	50	1.1	93	2.0	43	44
MEXICO	283	7.1	375	8.3	451	9.5	76	168
NICARAGUA	10	0.3	17	0.4	13	0.3	(4)	2
PANAMA	220	5.5	226	5.0	222	4.7	(4)	2
PERU	280	7.0	331	7.3	484	10.2	153	203
TRINIDAD & TOBAGO	104	2.6	72	1.6	93	1.9	21	(11)
URUGUAY	0	0.0	3	0.1	0	0.0	(3)	0
VENEZUELA	35	0.9	192	4.3	169	3.5	(23)	134
OTHER	1	0.0	5	0.1	19	0.4	13	18

TOTAL CREDIT PORTFOLIO (1)	$4,006	100%	$4,503	100%	$4,753	100%	$249	$747

UNEARNED INCOME AND COMMISSION (2)	(4)		(6)		(6)		(0)	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,001		$4,498		$4,747		$249	$745

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF, < /fo nt>
	(A)		(B)		(C)
	31DEC06		30SEP07		31DEC07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)
ARGENTINA	$207	5.7	$327	8.1	$268	6.3	($59)	$61
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,531	42.1	1,593	39.5	1,600	37.4	7	69
CHILE	176	4.8	71	1.8	11	0.3	(60)	(165)
COLOMBIA	231	6.4	362	9.0	402	9.4	39	171
COSTA RICA	97	2.7	91	2.2	148	3.5	58	52
DOMINICAN REPUBLIC	127	3.5	127	3.2	92	2.1	(36)	(35)
ECUADOR	160	4.4	78	1.9	142	3.3	64	(18)
EL SALVADOR	83	2.3	43	1.1	48	1.1	5	(35)
GUATEMALA	95	2.6	94	2.3	102	2.4	8	7
HONDURAS	37	1.0	46	1.1	49	1.1	3	13
JAMAICA	49	1.3	50	1.2	93	2.2	43	44
MEXICO	208	5.7	359	8.9	424	9.9	65	216
NICARAGUA	10	0.3	17	0.4	13	0.3	(4)	2
PANAMA	201	5.5	167	4.1	150	3.5	(17)	(50)
PERU	280	7.7	331	8.2	454	10.6	124	174
TRINIDAD & TOBAGO	104	2.8	72	1.8	93	2.2	21	(11)
URUGUAY	0	0.0	3	0.1	0	0.0	(3)	0
VENEZUELA	35	1.0	192	4.8	169	3.9	(23)	134
OTHER	0	0.0	5	0.1	19	0.4	13	18

TOTAL COMMERCIAL PORTFOLIO (1)	$3,634	100%	$4,032	100%	$4,281	100%	$250	$647

UNEARNED INCOME AND COMMISSION (2)	(4)		(6)		(6)		(0)	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,630		$4,026		$4,275		$249	$646

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI

AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2007	(C) - (B)	(C) - (A)
ARGENTINA	9	$20	20	($0)	$10
BRAZIL	133	225	129	(96)	(4)
CHILE	32	42	42	(0)	11
COLOMBIA	98	92	126	34	28
DOMINICAN REPUBLIC	0	15	13	(2)	13
EL SALVADOR	5	0	11	11	6
MEXICO	50	17	27	10	(23)
PANAMA	20	59	72	13	52
PERU	0	0	29	29	29

TOTAL AVAILABLE FOR SALE PORTFOLIO	$346	$469	$468	($0)	$122

EXHIBIT XII

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	4QTR06	3QTR07	4QTR07	(C) - (B)	(C) - (A)
ARGENTINA	$106	$151	$115	($36)	$9
BOLIVIA	0	5	0	(5)	0
BRAZIL	435	690	297	(393)	(137)
CHILE	110	61	1	(60)	(109)
COLOMBIA	182	117	129	11	(53)
COSTA RICA	51	82	116	33	64
DOMINICAN REPUBLIC	186	177	81	(96)	(105)
ECUADOR	132	50	104	55	(28)
EL SALVADOR	66	14	43	29	(23)
GUATEMALA	62	55	64	10	3
HONDURAS	23	32	35	3	12
JAMAICA	44	61	129	69	86
MEXICO	141	92	187	95	46
NICARAGUA	5	15	3	(12)	(2)
PANAMA	32	85	51	(35)	19
PERU	241	272	373	101	132
TRINIDAD & TOBAGO	123	31	84	53	(39)
URUGUAY	0	3	0	(3)	0
VENEZUELA	23	44	31	(13)	9
OTHER	0	104	18	(86)	18

TOTAL CREDIT DISBURSED	$1,960	$2,140	$1,861	($279)	($99)

(1) Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).